SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

eLOYALTY CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share,
Having an Exercise Price of $3.00 or More
(Title of Class of Securities)

29015110
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kelly D. Conway
President and Chief Executive Officer
eLoyalty Corporation
150 Field Drive
Suite 250
Lake Forest, Illinois 60045
(847) 582-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert S. Wert Vice President and General Counsel eLoyalty Corporation 150 Field Drive Suite 250 Lake Forest, Illinois 60045 (847) 582-7000	R. Cabell Morris, Jr. Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600

1st Supplement to Offer to Exchange

[x]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $566
Form or Registration No.: 5-58863
Filing party: eLoyalty Corporation
Date filed: October 12, 2001

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

INTRODUCTION

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2001 (the “Schedule TO”) by eLoyalty Corporation (the “Company”), as previously amended by Amendment No. 1 to Schedule TO (“Amendment No. 1”) filed with the Commission on October 25, 2001 by the Company and Amendment No. 2 to Schedule TO (“Amendment No. 2”) filed with the Commission on October 26, 2001 by the Company. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO, Amendment No. 1, Amendment No. 2 and their respective exhibits.

Items 1 and 4.

     Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offers to Exchange, are hereby amended as follows:

     (1) The second sentence of the second paragraph of Question 44 of the section of the Offer to Exchange entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“If we extend the offer, we will comply with Rule 14e-1(d) and publicly announce the extension no later than 9:00 A.M., central time, on November 12, 2001.”

     (2)  The second sentence of the second paragraph of Question 42 of the section of the Concurrent Offer to Exchange entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“If we extend the offer, we will comply with Rule 14e-1(d) and publicly announce the extension no later than 9:00 A.M., U.S. central time, on November 12, 2001.”

     (3)  The second paragraph of Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income/Withholding Tax Consequences” is hereby amended and restated in its entirety as follows:

“YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER AND FILING AN ELECTION UNDER SECTION 83(b) OF THE INTERNAL REVENUE CODE, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.”

     (4)  The second paragraph of Section 13 of the Concurrent Offer to Exchange entitled “Summary of Certain Tax Consequences” is hereby amended and restated in its entirety as follows:

“eLOYALTY BELIEVES THAT THIS SUMMARY DISCUSSES THE TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER. HOWEVER, eLOYALTY HAS NOT ENGAGED TAX COUNSEL IN ANY JURISDICTION IN WHICH THE OFFER IS BEING MADE. ACCORDINGLY, THERE IS NO ASSURANCE THAT THIS DISCUSSION WILL REFLECT YOUR ACTUAL TAX CONSEQUENCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR PARTICULAR TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER.”

     (5)  The fourth paragraph of Section 14 of each of the Offers to Exchange entitled “Extension of Offer; Termination; Amendment” is hereby amended and restated in its entirety as follows:

“As long as we comply with rule 14e-1(d) and any other applicable laws, we reserve the right, in our sole discretion, to amend the offer in any way, including decreasing or increasing the consideration offered in the offer to option holders or by changing the number or type of options eligible to be exchanged in the offer.”

Item 10.

     Item 10 of the Schedule TO, which incorporates by reference the information contained in the Offers to Exchange, is hereby amended as follows:

     (1) The information set forth in exhibit (a)(12) (“Summary Financial Data”) is incorporated herein by reference.

Item 11.

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offers to Exchange, is hereby amended as follows:

     (1)  The information set forth in each of the Offers to Exchange under Section 17 (“Forward Looking Statements; Miscellaneous”) is incorporated herein by reference, as amended and restated in paragraph (2) below.

     (2)  The first sentence of the first paragraph of Section 17 of each of the Offers to Exchange entitled “Forward Looking Statements; Miscellaneous” is hereby amended and restated in its entirety as follows:

“Statements made in this Offer to Exchange do not qualify as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.”

Item 12.

Item 12 is hereby amended and supplemented as follows to add Exhibit (a)(12) filed herewith:

(a)(1)*	Offer to Exchange, dated October 12, 2001.
(a)(2)*	Concurrent Offer to Exchange, dated October 12, 2001.
(a)(3)*	Form of Cover Letter to Eligible U.S. Employees and Summary of Procedures.
(a)(4)*	Form of Cover Letter to Eligible Non-U.S. Employees and Summary of Procedures.
(a)(5)*	Form of Election Form.
(a)(6)*	Form of Concurrent Election Form.
(a)(7)*	Pages 33 through 50 of the eLoyalty Corporation Annual Report to Stockholders, included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 30, 2000 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(8)*	Pages 1 through 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the “Quarterly Report”), filed with the Commission on August 14, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(9)*	Section 83(b) Tax Election Form.
(a)(10)*	Transcript of conference call with U.S. Employees of eLoyalty Corporation, held on October 24, 2001.
(a)(11)*	Transcript of conference call with non-U.S. Employees of eLoyalty Corporation, held on October 25, 2001.
(a)(12)	First Supplement to Offer to Exchange and First Supplement to Concurrent Offer to Exchange, dated October 31, 2001.
(b)	Not applicable.
(d)(1)*	eLoyalty Corporation 1999 Stock Incentive Plan (as Amended and Restated as of February 28, 2001), filed as Exhibit 10.16 to the Annual Report, filed with the Commission on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(d)(2)*	eLoyalty Corporation 2000 Stock Incentive Plan (as Amended and Restated as of September 24, 2001).
(d)(3)*	Form of Restricted Stock Award (included as Annex A to Exhibit (a)(1) and incorporated herein by reference).
(d)(4)*	Form of Installment Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

eLOYALTY CORPORATION

By:	/s/ KELLY D. CONWAY

Name: Kelly D. Conway
Title: President and Chief Executive Officer

Date: October 31, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)*	Offer to Exchange, dated October 12, 2001.
(a)(2)*	Concurrent Offer to Exchange, dated October 12, 2001.
(a)(3)*	Form of Cover Letter to Eligible U.S. Employees and Summary of Procedures.
(a)(4)*	Form of Cover Letter to Eligible Non-U.S. Employees and Summary of Procedures.
(a)(5)*	Form of Election Form.
(a)(6)*	Form of Concurrent Election Form.
(a)(7)*	Pages 33 through 50 of the eLoyalty Corporation Annual Report to Stockholders, included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 30, 2000 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(8)*	Pages 1 through 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the “Quarterly Report”), filed with the Commission on August 14, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(9)*	Section 83(b) Tax Election Form.
(a)(10)*	Transcript of conference call with U.S. Employees of eLoyalty Corporation, held on October 24, 2001.
(a)(11)*	Transcript of conference call with non-U.S. Employees of eLoyalty Corporation, held on October 25, 2001.
(a)(12)	First Supplement to Offer to Exchange and First Supplement to Concurrent Offer to Exchange, dated October 31, 2001.
(b)	Not applicable.
(d)(1)*	eLoyalty Corporation 1999 Stock Incentive Plan (as Amended and Restated as of February 28, 2001), filed as Exhibit 10.16 to the Annual Report, filed with the Commission on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(d)(2)*	eLoyalty Corporation 2000 Stock Incentive Plan (as Amended and Restated as of September 24, 2001).
(d)(3)*	Form of Restricted Stock Award (included as Annex A to Exhibit (a)(1) and incorporated herein by reference).
(d)(4)*	Form of Installment Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.